FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

December 1, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is December 1, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer discovers new high-grade gold mineralization on the West Pogo Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports the discovery of high-grade gold mineralization at its West Pogo Project in Alaska.  The Issuer’s 2008 West Pogo exploration program has discovered a new area of high-grade gold mineralization to the east of earlier discoveries.  Six of the 24 rock samples taken from this new zone returned greater than 1 g/t gold, ranging in grade from 1.2 to 118.5 g/t gold from sericitically altered granite and quartz vein material.  This zone falls within an overall east-west trend of high-grade gold occurrences extending for some 25 kilometres within the Pogo Gold District (Figure 1).

Figure : Location of newly discovered high-grade mineralization within the West Pogo claim blocks in relation to other known high-grade gold occurrences in the Pogo District (shown as red + symbols).

Results

Previous exploration at West Pogo focused on the area on the western side of the property where historical sampling had encountered weakly anomalous rocks and soils.  The 2008 program focused its effort on the eastern side of the property within a recently burned area which enhanced rock exposures.  A train of mineralized granite float was encountered 150 metres northeast of the 2003 AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”) drill site with visible gold found in several pieces of float.  Additional mineralized rocks and anomalous soils were found over an area extending over 700 metres to the east of the visible gold discovery.  The mineralization consists of vuggy quartz veins and breccias in granite with strong sericitic and local tourmaline alteration.  The mineralization has modest arsenic values and low bismuth values (Table 1).

Table : 2008 West Pogo Rock Samples with >1 g/t Gold*

Sample ID	Lithology	Gold (g/t)	Silver (g/t)	As (ppm)	Sb (ppm)	Bi (ppm)	Te (ppm)
RK808448	vein	118.5	437.0	741	252	0.8	0.025
RK808440	granite	7.1	0.5	96	37	0.8	0.050
RK808452	granite	5.7	1.7	2910	108	0.6	0.090
RK808314	vein	2.1	1.6	438	48	0.2	0.050
RK803899	breccia-tectonic	1.9	8.5	128	233	1.7	0.025
RK808438	breccia-tectonic	1.2	0.6	213	49	0.3	0.025

*A total of 24 rock samples were taken from the new zone, ranging in grade from nil to 118.5 g/t gold and averaging 5.54 g/t gold.  Of these samples, 54% exceeded 0.5 g/t gold and 25% exceeded 1 g/t gold.

The controls on mineralization are not well understood at the moment, however, the distribution of mineralized rocks and soils suggest the high-grade gold mineralization is related to an east-northeast structural zone along the margin of a granitic intrusive.  This newly discovered high-grade mineralization is exciting in that it lies along a generalized east-west trend of district-scale gold occurrences that extend both east and west of the Pogo Mine.  The Issuer plans to follow up on these highly encouraging results as time and resources become available.

West Pogo Project Summary

The West Pogo Project consists of a 20 square kilometre block of State of Alaska mining claims owned 100% by the Issuer and located 5 kilometres west of the Pogo Gold Mine.  The bedrock geology consists of Paleozoic metamorphic rocks which have been intruded by younger, probably Cretaceous, granites.  Gold mineralization was first discovered in the area in 1998 with the property being acquired by AngloGold in 2001.  In 2003 a single hole was drilled by AngloGold which encountered wide zones of sericitic alteration and multiple zones of low-grade gold mineralization.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

The 2008 work program at West Pogo was designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the Issuer’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph all sample shipments which are then sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and on to Vancouver, B.C. for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine. The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

December 1, 2008